File No. 70-8933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549

__________________________________________

AMENDMENT NO. 1
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc. 139 East Fourth Street Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann           William J. Grealis
Associate General Counsel     President
Cinergy Corp.                 Cinergy Investments, Inc.
(address above)               (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

1. Item 1.A of the Application-Declaration as originally filed in this proceeding ("Description of Proposed Transactions/Requested
Authorizations") is hereby restated in its entirety to read as follows:

     "Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), and Cinergy's wholly-owned nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), request Commission authorization to incorporate and provide guaranties in an aggregate amount at any one time outstanding not to exceed $250 million through December 31, 2001 in respect of a new wholly-owned nonutility subsidiary, expected to be named Cinergy Solutions, Inc. ("Solutions"), which will market a comprehensive array of energy-related products and services exclusively to nonassociates, including industrial, commercial, governmental, institutional and residential customers and utility companies. Solutions will offer an integrated package of "value-added" energy-related products and services to enable customers to reduce energy costs, improve energy efficiency and increase productivity. Solutions will also develop, acquire, own and operate certain energy-related projects.

     Applicants request authorization for Solutions to conduct its proposed business activities directly through Solutions, indirectly through one or more wholly-owned direct or indirect subsidiaries of Solutions, and indirectly through one or more direct or indirect subsidiaries of Solutions jointly-owned with one or more joint venture nonassociates - in each case solely to implement the lines of proposed business activities itemized below. As part of Solutions' project development and ownership activities, Applicants further request authority for Solutions to acquire, directly or indirectly through subsidiaries, securities or assets of nonassociate companies that derive substantially all their revenues from the development, ownership or operation of such projects.

    In connection with the formation of Solutions and its contemplated business activities, Cinergy's wholly-owned service company subsidiary, Cinergy Services, Inc. ("Cinergy Services"), requests authorization to provide an expanded range of support services to Cinergy Solutions (including any subsidiaries thereof) as well as any other system nonutility companies, pursuant to an amendment to the existing Cinergy system nonutility service agreement."

2. Section 4 of Item 1.C of the Application-Declaration as originally filed in this proceeding ("Description of Proposed Transactions/ Proposed Business Activities") is hereby restated in its entirety to read as follows:

     "4.  Project Development and Ownership

     Another important aspect of Solutions' business will consist of developing, acquiring, owning and operating "Projects," i.e.: (a) QFs and facilities necessary or incidental thereto, including thermal energy utilization facilities purchased or constructed primarily to enable the QF to satisfy the useful thermal output requirements under the Public Utility Regulatory Policies Act of 1978, as amended; and (b) district thermal energy systems and other facilities used for the production, conversion and distribution of thermal energy products, such as steam, heat, hot water and chilled water.

     Project development activities will include Project due diligence and design review; market studies; site inspection; preparation of bid proposals (including posting of bid bonds, cash deposits and the like); applications for required permits or regulatory approvals; acquisitions of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "host" users, fuel suppliers and other Project contractors; negotiation and execution of related financing commitments and agreements; engineering and construction of Projects; and similar activities antecedent to the acquisition, ownership and operation of a Project.

     Applicants request authorization for Solutions to conduct Project development activities and to acquire, own and operate Projects. In connection therewith, Applicants request authorization for Solutions, directly or indirectly through one or more subsidiaries, to acquire securities or assets of one or more nonassociate companies that derive substantially all their revenues from the development, ownership or operation of Projects."

3. Section 7 of Item 1.C of the Application-Declaration as originally filed in this proceeding is hereby restated in its entirety to read as follows:

     "7.  Wholly-Owned Subsidiaries; Third-Party Alliances;
     Acquisitions of Nonassociate Project Companies

     Solutions may undertake certain of the proposed business activities on its own, either directly or through one or more wholly-owned direct or indirect subsidiaries of Solutions, formed as corporations, partnerships, limited liability companies or other legal entities. The decision in particular cases whether to conduct specific business activities directly through Solutions or indirectly through one or more wholly-owned subsidiaries of Solutions will hinge on applicable business, legal, tax, accounting and strategic considerations.

     In addition, to mitigate risk or access skills and relationships that Solutions may require, Applicants expect that Solutions will pursue proposed business activities in certain instances through alliances with non-associates. Certain of these alliances may be relatively informal, not involving the formation of any new entities. Others may encompass formal joint ventures, possibly involving the formation of one or more wholly- or partly-owned subsidiaries of Solutions.

     As previously noted, in connection with its Project development and ownership activities (see Item 1.C.4), Solutions proposes to acquire, directly or indirectly through subsidiaries, securities or assets of nonassociate companies that derive substantially all their revenues from the development, ownership or operation of Projects.

     Accordingly, Applicants request authorization (1) for Solutions to form any such wholly-or partly-owned subsidiaries for the exclusive purpose of implementing any of its proposed business activities as previously described, and (2) in connection with Solutions' proposed Project development and ownership activities, for Solutions directly or indirectly, through one or more such subsidiaries, to acquire securities of or other interests in one or more nonassociate companies that derive substantially all their revenues from the development, ownership or operation of Projects."

4.   The following exhibits are filed herewith:

     G-1  Revised form of Federal Register notice

                             SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:    October 29, 1996


                                   CINERGY CORP.


                                   By:  /s/ William J. Grealis
                                   Vice President

                                   CINERGY INVESTMENTS, INC.


                                   By:  /s/ William J. Grealis
                                   President

                                   CINERGY SERVICES, INC.


                                   By:  /s/ William J. Grealis
                                   Vice President